CANARY WHARF
GROUP PLC

JRG/AM/2689
15 September 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Ladies and Gentlemen

Canary Wharf Group plc – Submission Pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934 ('Exchange Act')

We furnish herewith a supplement to our initial submission pursuant to Rule 12g3-2(b) of the Exchange Act, submitted to the Securities and Exchange Commission (the 'SEC') on August 11, 1999 consisting of an announcement relating to lettings.

The information and documents furnished pursuant to Rule 12g3-2(b) of the Exchange Act shall not be deemed to be filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Any questions with regard to the enclosed submission may be addressed to the undersigned at 011-44-20-7418-2312.

Yours sincerely

J R Garwood
Group Company Secretary

Canary Wharf Group - Re Agreement

RNS Number:6576P
Canary Wharf Group PLC
11 September 2003

11 September 2003

BP's SUPPLY AND TRADING DIVISION TO TAKE SPACE AT CANARY WHARF

Canary Wharf Group plc ('Canary Wharf') and BP's Integrated Supply and Trading (IST) Division, announced today that, subject to formal contract, the company has agreed terms with IST for the lease of approximately 128,000 sq ft of space in 20 Canada Square (DS4), a 535,500 sq ft building at Canary Wharf.

The lease agreement is for 101,000 sq ft on a 20-year term with breaks at 10 years and 15 years. In addition, to accommodate future growth, IST has agreed terms to lease a further 27,000 sq ft on a 5-year lease, with rights to extend to run concurrent with the 101,000 sq ft leases.

The recently completed 12-floor glass and steel building was designed by leading architects Skidmore Owings & Merrill. The building offers large floor plates of typically 40,000-45,000 sq ft. Located in a prime position at Canary Wharf on the south east corner of Canada Square Park, it provides underground links to the Jubilee Line and Docklands Light Railway stations as well as direct access to the retail, which extends to over 600,000 sq ft of shops, bars and restaurants.

The building is bordered to the south by the five acre Jubilee Park and the new Clifford Chance, Northern Trust and Lehman Brothers headquarter buildings. To the north it shares its Canada Square location with the world headquarters of HSBC and the European headquarters of Citigroup, Credit Suisse First Boston, Bank of America and in the future of Barclays Bank plc (expected to move in during the fourth quarter of 2004). The McGraw-Hill Companies, the global information services provider, will also be occupying some 266,000 sq ft at 20 Canada Square and will be moving in during January 2004.

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George Iacobescu, Chief Executive, Canary Wharf Group plc, said:

"Canary Wharf Group is delighted by IST's decision to take office space at Canary Wharf. The agreement highlights Canary Wharf's ability to offer the highest quality, best technology and space efficient offices to meet the exacting requirements of a tenant's individual needs in a highly competitive environment."

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For further information, please contact:

Wendy Timmons
Canary Wharf Group plc
Tel: 020 7537 5025

Lucy Almond
IST

Tel: 020 7496 4076

NOTES TO EDITORS

Details of the terms of the lease agreement will be disclosed at formal exchange of contracts

BP's IST Division

BP's IST Division conducts supply and trading activities in support of the company's network of assets, including crude oil and gas production facilities, pipelines, refineries, terminals and marketing channels.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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